                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 2)*
                                       OF
                           TWEEDY, BROWNE COMPANY LLC


                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)*
                                       OF
                               TBK PARTNERS, L.P.


                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)*
                                       OF
                            VANDERBILT PARTNERS, L.P.

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      O'SULLIVAN INDUSTRIES HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    688609106
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                JANUARY 21, 1998
--------------------------------------------------------------------------------
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

-----------------------                                  -----------------------
  CUSIP No. 688609106             SCHEDULE 13D             Page  3 of 10 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER
                                  TBC has sole voting power with respect to
                                  1,314,908 shares held in certain TBC accounts
                                  (as hereinafter defined). Additionally,
                                  certain of the general partners of TBC may be
                                  deemed to have sole power to vote certain
                                  shares as more fully set forth herein.
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        0 shares
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON                          0 shares, except that certain of the general
   WITH:                          partners of TBC may be deemed to have sole
                                  power to dispose of certain shares as more
                                  fully set forth herein.
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER
                                  1,455,320 shares held in accounts of TBC (as
                                  hereinafter defined).
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,455,320 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.76%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        BD, IA & 00
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
  CUSIP No. 688609106             SCHEDULE 13D             Page  4 of 10 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        WC and BK
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER
                                  49,800 shares, except that the general
                                  partners in TBK, solely by reason of their
                                  positions as such, may be deemed to have
                                  shared power to vote these shares.
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        0 shares
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON                          49,800 shares, except that the general
   WITH:                          partners in TBK, solely by reason of their
                                  positions as such, may be deemed to have
                                  shared power to vote these shares.
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                  0 shares
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        49,800 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.30%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        PN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
  CUSIP No. 688609106             SCHEDULE 13D             Page  5 of 10 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Vanderbilt Partners, L.P. ("Vanderbilt")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        WC and BK
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER
                                  16,100 shares, except that the general
                                  partners in Vanderbilt, solely by reason of
                                  their positions as such, may be deemed to have
                                  shared power to vote these shares.
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        0 shares
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON                          16,100 shares, except that the general
   WITH:                          partners in Vanderbilt, solely by reason of
                                  their positions as such, may be deemed to have
                                  shared power to vote these shares.
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                  0 shares
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        16,100 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.10%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        PN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

PRELIMINARY NOTE

        This Statement constitutes (a) Amendment No. 2 to a Statement on
Schedule 13D originally filed by Tweedy, Browne Company L.P., a Delaware limited partnership ("TBC"), and dated as of October 3, 1997 (the "TBC Statement"); (b) Amendment No. 2 to a Statement filed on Schedule 13D originally filed by TBK Partners, L.P., a Delaware limited partnership ("TBK") and dated as of October 3, 1997 (the "TBK Statement"); and (c) Amendment No. 1 to a Statement on
Schedule 13D filed by Vanderbilt Partners, L.P., a Delaware limited partnership ("Vanderbilt") and dated as of November 20, 1997 (collectively, the "Joint Amendment No. 1"). However, the filing of this Joint Amendment No. 1 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

        Tweedy, Browne Company L.P., a Delaware limited partnership (the "Partnership") and its general partners entered into a definitive agreement, pursuant to which the Partnership converted to Tweedy, Browne Company LLC (the "Company"), a Delaware limited liability company, and AMG/TBC Holdings, Inc. ("Holdings"), a Delaware corporation and wholly owned subsidiary of Affiliated Managers Group, Inc. (a Boston -based holding company, the business address of which is Two International Place, Boston, Massachusetts 02110), acquired a majority interest in the Company on October 9, 1997. The members of TBC are Christopher H. Browne, William H. Browne, John D. Spears, Thomas H. Shrager, Robert Q. Wyckoff, Jr. and Holdings (the "Members").

        This Joint Amendment No. 1 relates to the Common Stock, $1.00 par value (the "Common Stock"), of O'Sullivan Industries Holdings, Inc. (the "Company"), which, to the best knowledge of the persons filing this Joint Amendment is a company organized under the laws of Delaware, with its principal executive offices located at 1900 Gulf Street, Lamar, Missouri.

        This Joint Amendment No. 1 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

        Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1,2,4, 6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Joint Amendment No. 1.

ITEM 3.   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

        As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 1,445,320 shares of Common Stock (the "TBC Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $17,480,454.

        The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at Fleet Clearing Corporation. It is expected that funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at Fleet Clearing Corporation. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% overr the brokers' call rate in effect from time to time at Chase Manhattan Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.




                                    6 of 10

        As of the date hereof, TBK beneficially owns directly 49,800 shares of Common Stock (the "TBK Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBK Shares, including brokerage commissions was $626,064.

        It is expected that the funds used by TBK to purchase additional shares of Common Stock, if additional shares are purchased by TBK (see Item 4 hereof), will come from TBK's general funds, which include cash and cash equivalents on hand and in banks.

        TBK's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chase Manhattan Bank. As of the date hereof, TBK has a loan outstanding with Chase Manhattan Bank in the amount of $20,000. Borrowings made by TBK pursuant to that understanding bear interest at the brokers' call rate in effect from time to time at Chase Manhattan Bank. TBK's funds may also include funds borrowed pursuant to a Line of Credit Agreement between TBK and Boston Safe Deposit and Trust Company. Pursuant to the Line of Credit Agreement, TBK may borrow up to $15,000,000 at the brokers' call rate charged from time to time by Boston Safe Deposit and Trust Company. Borrowings made by TBK pursuant to its understandings with Chase Manhattan Bank and the Line of Credit Agreement with Boston Safe Deposit and Trust Company are secured by securities owned by TBK; such borrowings are not secured by any TBK Shares. No borrowings from Chase Manhattan Bank or Boston Safe Deposit and Trust Company were made for the purpose of acquiring the TBK Shares. TBK reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

        As of the date hereof, Vanderbilt beneficially owns directly 16,100 shares of Common Stock (the "Vanderbilt Shares"), all of which shares were purchased in open market transactions hereof.) The aggregate cost of the Vanderbilt Shares, including brokerage commissions, was $193,712.

        It is expected that funds used by Vanderbilt to purchase additional shares of Common Stock, if additional shares are purchased by Vanderbilt (see
Item 4 hereof), will come from Vanderbilt's general funds, which include cash and cash equivalents on hand and in banks.

        Vanderbilt's general funds may include funds borrowed pursuant to a Line of Credit Agreement between Vanderbilt and Boston Safe Deposit and Trust Company. Pursuant to the Line of Credit Agreement, Vanderbilt may borrow up to $2,000,000 at the brokers' call rate charged from time to time by Boston Safe Deposit and Trust Company. Borrowings made by Vanderbilt pursuant to the Line of Credit Agreement with Boston Safe Deposit and Trust Company are secured by securities owned by Vanderbilt; such borrowings are not secured by any Vanderbilt Shares. No borrowings from Boston Safe Deposit and Trust Company were made by Vanderbilt for the purpose of acquiring the Vanderbilt Shares. Vanderbilt reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

        (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 1,445,320 shares of Common Stock, which constitutes approximately 8.76% of the 16,500,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.




                                    7 of 10

        Also included in the TBC Shares are 295 shares of Common Stock held in a TBC Account for a charitable foundation, of which Christopher H. Browne is a trustee. Mr. Browne is a Member of TBC and a General Partner of TBK and Vanderbilt.

        As of the date hereof, TBK beneficially owns directly 49,800 shares of Common Stock, which constitutes approximately 0.30% of the 16,500,000 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

        As of the date hereof, Vanderbilt beneficially owns directly 16,100 shares of Common Stock, which constitutes approximately 0.10% of the 16,500,000 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

        Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 1,511,220 shares, which constitutes approximately 9.16% of the 16,500,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

        The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners and Members may be deemed to be the beneficial owner by reason of his being a general partner of TBC and Vanderbilt, or a Member of TBC is 1,511,220 shares, which constitutes approximately 9.16% of the 16,500,000 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 49,800 shares of Common Stock which constitutes approximately 0.30% of the 16,500,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

        Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

        (b) TBC has investment discretion with respect to 1,445,320 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 1,314,908 shares of Common Stock held in certain TBC Accounts.

        Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 1,314,908 shares of Common Stock held in certain TBC Accounts.

        TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.





                                    8 of 10

        Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

        Christopher H. Browne may be deemed to have (i) sole power to dispose of or to direct the disposition of and (ii) sole power to vote or direct the vote of 295 shares of Common Stock held in a TBC Account for a charitable foundation, of which he is a sole trustee.

        (c) During the sixty-day period ended as of the date hereof, no transactions in Common Stock were effected by TBK. During the sixty-day period ended as of the date hereof, transactions in Common Stock effected by TBC and Vanderbilt is set forth below.


                                          NO OF       NO OF
            REPORTTING        DATE        SHARES      SHARES
            PERSON            PURCHAED    BOUGHT      SOLD        PRICE
            TBC               12/05/97    12,000                  $ 13
                              12/11/97    62,000                  $ 12.3397
                              12/12/97                960         $ 12 1/4
                              01/07/98   100,000                  $ 9 7/8
                              01/08/98    25,000                  $ 10 1/8
                              01/13/98    66,200                  $ 9.9577
                              01/14/98    18,900                  $ 9.850
                              01/20/98    55,000                  $ 9 5/8
                              01/21/98     2,300                  $ 9 1/2

            VANDERBILT:       11/14/98     6,100                  $ 9.850


        (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

        To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

        To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

        (e)   Not applicable.






                                     9 of 10

                                    SIGNATURE


        Each of Tweedy, Browne Company LLC, TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement (which includes the Exhibit annexed hereto) is true, complete and correct.


Dated: January 28, 1998                       TWEEDY, BROWNE COMPANY LLC


                                              By: /s/ Christopher H. Browne
                                                  -------------------------
                                                  Christopher H. Browne
                                                  Member



                                              TBK PARTNERS, L.P.


                                              By: /s/ Christopher H. Browne
                                                  -------------------------
                                                  Christopher H. Browne
                                                  General Partner



                                              VANDERBILT PARTNERS, L.P.


                                              By: /s/ Christopher H. Browne
                                                  -------------------------
                                                  Christopher H. Browne
                                                  General Partner






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